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SEC FILE NUMBER
001-15190

CUSIP NUMBER
804098101 (ADRs) 47530Q141 (Equity Shares)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☑ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Satyam Computer Services Limited

Full Name of Registrant
N/A

Former Name if Applicable
Satyam Infocity, Unit — 12, Plot No. 35/36, Hi-tech City layout, Survey No. 64, Madhapur

Address of Principal Executive Office (Street and Number)
Hyderabad — 500 081, Andhra Pradesh, INDIA

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     On January 7, 2009, the Company’s founder and then-Chairman, B. Ramalinga Raju, submitted a letter to the Company’s then-existing board of directors informing them that the Company’s financial statements had been falsified over a period of several years, including the Company’s revenues, profitability and cash balance, and announcing his resignation as Chairman of the Company. Copies of the letter were sent to SEBI, the NSE and the BSE. Since that time, the Company has been engaged in efforts, with the assistance of forensic accountants and other professional advisors, to identify and isolate the falsifications of the Company’s financial statement and related inadequacies in the Company’s internal controls over financial reporting. These efforts are underway but not complete, and therefore the Company is unable to file its Annual Report on Form 20-F until after December 31, 2009.
     As previously reported, the Company has been granted an extension of time until December 31, 2009, by the Hon’ble Company Law Board, India (the “Company Law Board”), by its order dated April 16, 2009, to make the necessary filings of returns and documents as required under applicable laws including publication of quarterly reports. Accordingly under applicable Indian law the Company is permitted to file the financial statements for the year ended March 31, 2009 until December 31, 2009. The Company has made a further application to the CLB to grant an additional extension of time for filing financial statements until March 31, 2010. The CLB has not yet acted on this application for a further extension.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

G. Jayaraman Company Secretary	+91	40 3063 6363
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because the Company’s forensic accounting efforts are not yet complete, the Company is unable reliably to estimate its results of operations for the fiscal year ended March 31, 2009. The Company expects the results of operations for fiscal year 2009 to reflect material and adverse changes from the financial results previously reported for prior periods.

Satyam Computer Services Limited
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 30, 2009	By:	/s/ G Jayaraman

		Name:	G Jayaraman
		Title:	Company Secretary